SPERRY YOUNG & STOECKLEIN


                                     Telephone (702) 794-2590
                                     Facsimile (702) 794-0744
    DONALD J. STOECKLEIN
     ATTORNEY AT LAW
Practice Limited to Federal Securities
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1850 E. Flamingo Rd. Suite 111, Las Vegas, Nevada 89119

                               August 31, 2000
Mr. Richard K. Wulff
Office of Small Business Policy
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 5th Street, N.W.- Room 3112
Washington, D.C. 20549

     RE: TELL-A-TALE - FILE NO. 0-30131 FORM 10SB

Dear Mr. Wulff:

     In response to your comments to our filing of August 25, 2000 we are providing the following information:

Previous and Current Blank Check Companies

1.   Refer to the updated table in this section.

2. As a result of the Merger between TourPro Golf, Inc. and Mega Micro Technologies Group (formerly Mirage Computers, Inc.), Mega Micro filed and 8-K12G3 on May 1, 2000 under SEC file #0-30519 and is current in all of their required filings.

Trading of Securities in Secondary Market

3. Paragraph 1 - Please see revised Paragraph 1 of Trading of Securities in Seconary Market

     We are forwarding, concurrent with the filing of an Amended 10SB, a redlined copy of the filing to expedite your review. Please advise if we can provide any further assistance in this filing.

Yours truly,

/s/ Donald Stoecklein

Donald J. Stoecklein

ccDeMint